Amendment 2
File # 24-10146

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

BINJ Laboratories, Inc.
(Exact name of issuer as specified in its charter)

State of Delaware
(State or other jurisdiction of incorporation or organization)

159 Burgin Parkway, Quincy, Massachusetts 02169, (617) 471-4445
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

None
(Name, address, including zip code, and telephone number, including area code, of agent for service)

3823	20-3519064
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Date of Issue ____________ **Date of This Circular** ____________

Investing in the common stock involves risks, which are described in the "Risk Factors" section beginning on page 7.

	Price to Public	Underwriting discount and commissions	Proceeds to issuer
Per Unit	$0.20	$0.00	$0.20
Total	15,000,000	$0.00	$3,000,000

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of regulation.

Supplemental

Shares are offered in $10,000 blocks. No other amount is authorized.

There is no underwriter. Shares shall be sold by the issuer.

Item 1. Significant Parties

Directors and Officers:

Joseph Noonan, CEO
159 Burgin Parkway
Quincy, Ma 02169

Barry Nadler, Director of Operations
10833 97th Street North
Largo, Fl 33773

James P. Noonan, Chief Operating Officer
19 Old Forge
Scituate, MA 02066

Jules Insler, CTO
1 Highview Avenue
Bergenfield, NJ 07621

Item 1 (d), (e), (f)

Record owners of 5 percent or more of any class of the issuer's equity securities:
Joe Noonan, CEO
Barry Nadler, Director of Development
Jules Insler, VP, Engineering and CTO
Screened Images, Inc.

Beneficial owners of 5 percent or more of any class of the issuer's equity securities
Joe Noonan, CEO
Barry Nadler, Director of Development
Jules Insler, VP, Engineering and CTO
Screened Images, Inc.

Promoters of the issuer:
BINJ Labs
Joe Noonan, CEO
James P. Noonan, Chief Operating Officer
Barry Nadler, Director of Development
Jules Insler, VP, Engineering and CTO

There are no affiliates of the issuer.

Counsel for this issuer is: None

Item 1 (g) - There are no affiliates of the issuer.

Item 1 (h) - Counsel for this issuer is: None

Item 2. Application of Rule 262

N/A

Item 3. Affiliate Sales

N/A

Item 4. Jurisdiction in Which Securities Are to be Offered

Item 4. (2), (3), (4)

Securities will be offered from the BINJ Labs Quincy, Massachusetts headquarters through its web site, www.binjlabs.com. The BINJ Labs website is currently operational and is developed and updated in-house.

Because of the web's world wide scope, the issuer will have no control over who sees its website. The issuer may have difficulty in determining where the purchaser of the prospective securities resides or is physically located. Pursuant to Commission Release No. 33-7233 (October 6, 1995), if the document is provided on an Internet website, however, separate notice would be necessary to satisfy the delivery requirements unless the issuer can otherwise evidence that delivery to the investor has been satisfied or the document is not required to be delivered under the federal securities laws.

To market the shares, BINJ Labs will generate interest by placing a prospectus on its website.

The web site will be arranged in such a way that no prospective investor can subscribe to the shares unless he or she certifies that he has read the prospectus, which is on the World Wide Web. BINJ Labs may also solicit invitations through direct e-mail, but in each case, these direct e-mail solicitations will refer the recipient to the World Wide Web site so that it will effectively be impossible to subscribe to the shares unless the subscriber has at least seen the prospectus or offering circular on the web site.

Prospective purchasers will also have the option of receiving a paper prospectus in the mail, if they so choose.

Item 4. (5) – Reference to tombstone deleted

Item 4. (6)

BINJ anticipates utilizing the Correction Connection News Network subscriber email list. Corrections.com is a news and information source for the corrections industry. BINJ will also utilize Active Capital, an SBA-created website that proactively helps businesses connect with private capital. Both organizations have established pre-screen email lists, which BINJ can legally obtain.

Item 5. Unregistered Securities Issued or Sold Within One Year

As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) Name of Such Issuers: BINJ LABORATORIES, INC.

(2) The title and amount of Securities Issued:

Common Stock:
20,000,000 shares were issued to Joe Noonan
20,000,000 shares were issued to Barry Nadler
20,000,000 shares were issued to Jules Insler.
10,000,000 shares were issued to Screened Images, Inc
3,000,000 shares were issued to James Noonan, Jr.
500,000 shares were issued to James Noonan Trust UA102292
421,560 shares were issued to Eric Carlson
250,000 shares were issued to William Sturgeon
250,000 shares were issued to John Forehand
150,000 shares were issued to Alice and Robert Shapiro
20,000 shares were issued to Rachael Shapiro
1,000 shares were issued to Derek O'Brien
10,000 shares were issued to Gregory Rodgers
20,000 shares were issued to Andrew Smith
20,000 shares were issued to Mary Alexander
10,000 shares were issued to Robert and Millicent Rinsky
10,000 shares were issued to Donna Rinsky
1,000 shares were issued to Edna Rinsky
661,000 shares were issued to Patricia Gordon
20,000 shares were issued to Pamela Haas
300 shares were issued to Audrey Hawkins
200 shares were issued to Patrick Collins
10,000 shares were issued to Andrew Liebman
10,000 shares were issued to Dustin Liebman
5,000 shares were issued to Harry Niles
20,000 shares were issued to Lawrence Pitonza
15,000 shares were issued to Sarah Etter
5,000 shares were issued to Robert Dambrosie
4,000 shares were issued to Nathaniel Johnson
5,000 shares were issued to Janet Johnson
5,000 shares were issued to Elveda Thompson
30,000 shares were issued to Judy and Terry Thomas
2,000 shares were issued to Zachary Thomas
3,000 shares were issued to Leah Thomas
4,000 shares were issued to Emily Johnson
7,000 shares were issued to Richard Rotondo
30,000 shares were issued to Jean and Michael Riccardi
100,000 shares were issued to Fred Rockefeller, Sr.
100,000 shares were issued to Fred Rockefeller, Jr.

50,000 shares were issued to Max Masel
50,000 shares were issued to Thomas Beckett
50,000 shares were issued to Lawrence Gannon
100,000 shares were issued to Mellissa Thomas
4,000 shares were issued to Anna Johnson
50,000 shares were issued to Roderick MacIntyre
10,000 shares were issued to Sarah MacIntyre
10,000 shares were issued to Christen MacIntyre
15,000 shares were issued to James Flahive
50,000 shares were issued to Paul R. Oristaglio and Jennifer A. Hawkins
250,000 shares were issued to Stephen Oristaglio
100,000 shares were issued to James Farley
75,000 shares were issued to Michael Sams
10,000 shares were issued to Andrea St. John
10,000 shares were issued to Andrew Smith
30,000 shares were issued to Mary Alexander
100,000 shares were issued to Devraj Patel
75,000 shares were issued to Screened Images, Inc.
50,000 shares were issued to Frank Keaney
2,000 shares were issued to Rachel Donovan
10,000 shares were issued to Barbara Sirvis
20,000 shares were issued to Thomas Hines Jr.
20,000 shares were issued to David Ratcliff Jr.
76,841,060 Total

These constitute all of the outstanding shares of the company.

Note: The 10,075,000 shares owned by Screened Images, Inc. are beneficially owned by Joe Noonan since Mr. Noonan's wife is a 51% shareholder of Screened Images, Inc.

Item 5, Questions 7, 8, 9

As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

As required by item 5(A)(3) regarding the offer price or other consideration for which the securities were issued and the basis for computing the prices, BINJ determined the price based on the calculation value of the company which has significantly increased for the following reasons:

BINJ has a working model and the demand for the product has significantly increased coupled with the broader based anticipated set of production releases.

Summary of BINJ Labs Shares

The following is a summary of BINJ Labs shares available to participants holding certified and/or book-entry shares:

The pro forma net tangible book value of BINJ Labs at June 30, 2006 was approximately ($393,130) or

($0.005116) per share. Pro forma net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding. After giving effect to the sale of 15,000,000 shares of our common stock offered by BINJ Labs at an initial public offering price of $0.20 per share, our as adjusted pro forma net tangible book value as of September 30, 2007 will be approximately $2,606,870 or $0.02838 per share. This represents an immediate increase in net tangible book value of $0.033496 per share to existing stockholders and an immediate dilution of $0.17162 per share to new investors purchasing shares of our common stock. The following illustrates the effects of this dilution:

Initial public offering price per share		$0.20000
Pro forma net tangible book value per share at June 30, 2006	($0.005116)	
Increase per share attributable to this offering	$0.033496	
As adjusted pro forma net tangible book value per share after the offering		$0.02838
Dilution per share to new investors in this offering		$0.17162

The following table summarizes on a pro forma basis, as of September 30, 2007, the total number of shares of our common stock purchased from BINJ Labs, the consideration paid, the average price per share paid by existing stockholders and by new investors in this offering:

	Shares Purchased		Total Consideration		
	Number	Percent	Amount	Percent	Average PPS
Existing Stockholders	76,841,060	83.67	272,995	8.34	0.02838
New Investors	15,000,000	16.33	3,000,000	91.66	0.20000
Total	91,841,060	100.00	3,228,028	100.00	

As of June 30, 2006, there were no options outstanding.

As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a):

20,000,000 shares were issued to Joe Noonan, CEO
20,000,000 shares were issued to Barry Nadler, Director of Development
20,000,000 shares were issued to Jules Insler, VP, Engineering and CTO

3,000,000 shares were issued to James Noonan, Jr.

Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

No exemption.

Item 6. Other Present or Proposed Offerings

N/A

Item 7. Marketing Arrangements

All securities will be marketed by the issuer.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

N/A

Item 9. Use of a Solicitation of Interest Document

N/A

Type of Securities offered: Common Stock
Maximum number of securities offered: 15,000,000 shares
Minimum number of securities offered: 2,000,000
Price per security: $0.20
Total Proceeds: If maximum sold: $3,000,000 If minimum sold: $500,000

Is a commissioned selling agent selling the securities in this offering? No

Is there other compensation to selling agents? No

Is there a finder's fee or similar payment to any person? No

Is there an escrow of proceeds until minimum is obtained? No

Is this offering limited to members of a special group? No

Is transfer of the securities restricted? No

INVESTMENTS IN SMALL BUSINESSES INVOLVE A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE SECTION 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Q. 50
This Company:

- [ ] Has never conducted operations
- [ ] Is in the development stage
- [X] Is currently conducting operations
- [ ] Has shown a profit in the last fiscal year

Table of Contents

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HERIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN HIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 40 pages.

1. The Company

Part II. Q. 7

Exact corporate name: BINJ Laboratories, Inc.

State and date of incorporation: BINJ Labs was incorporated in the state of Delaware in 2005.

Street address of principal office: 159 Burgin Parkway, Quincy MA 02169.

Company Telephone Number: 617.471.8887

Fiscal year:
BINJ Labs operates on a calendar year.

Person(s) to contact at Company with respect to offering: Joe Noonan, CEO

2. Risk Factors

You should carefully consider the following factors as well as other information contained in this offering circular before deciding to invest in shares of the common stock.

Our Operating Results May Vary Greatly Depending On Market and Other Factors Beyond the Control of BINJ Laboratories, Inc.

Quarterly operating results are affected by market factors such as the general state of the Corrections industry, correctional procurement/bidding, and annual budgeting processes. Operating expenses, which include product development costs, and general and administrative costs, are relatively constant in the short term.

However, revenues can, and will be affected by the number of units we sell, the number of licenses we are able to contract and the market price we are able to realize. Also, our ability to swiftly respond to market conditions will affect revenue.

Additional Conditions That Affect Our Operating Results:

- the timing of orders, cancellations and rescheduled deliveries,
- changes affecting our pricing, those prices of our competitors or suppliers,
- new technologies or products developed by competitors,
- the ability of our fabrication facility to produce sufficient quantities to meet our deliveries,
- the ability of our suppliers to keep product price competitive
-

All of these factors can adversely affect our ability to maintain sufficient revenues. Other factors unknown at the time of this offering could affect our business goals, reduce the price of our stock, and prevent us from achieving results needed to foster a strong, competitive advantage.

2. Risk Factors, Q. 14

The Length of Our Sales Cycle Brings a Level of Uncertainty with Regard to Our Predicted Revenues

Potential customers will have the opportunity to test our products before purchasing them for their facilities. These test cycles could run from one to three months before acceptance. It could take an additional one to three months before our customers actually begin taking shipment of the products. This cycle will further delay the increase in our revenue stream. Additionally, our business could be adversely affected if a customer curtails shipments or chooses not to install our products into their facility. Federal, State and local correctional procurement, budgeting and bidding processes will also influence our sales cycle.

In Order to Generate Revenues We Must Expend Significant Research and Development Funds

The acceptance of our products in the marketplace depends upon the dedicated resources of our company towards research and development, marketing and sales efforts. The costs incurred for developing these products is a large part of each periods budget. Therefore, these products can incur significant costs before they become profitable. Prospective investors should note that these products might not be profitable or not sufficiently profitable. If a competitor utilizes a design with newer technology, it may render our product obsolete.

We record as expenses the costs related to the development of new designs as these expenses are incurred. This can result in the profitability of our company varying from year to year as products are introduced and their degree of acceptance into the marketplace.

Our Fabrication Facility May Not Be Capable of Meeting Our Delivery Requirements

We rely on the ability of outside manufacturers to produce our Printed Circuit Boards. As the industry proceeds towards smaller geometries, new problems may be introduced that can significantly delay development and deliveries. We may be compelled to change facilities in order to keep pace with the industry. This, in turn, would delay shipment of our products and could increase our costs.

Could Cause a Decrease in Our Price or Reduce Demand For Our Products

The competition in the Corrections industry is intense. As cell phone detection becomes more wide spread and begins to have a positive influence on the various facilities, more competitors could enter the market. In addition, new technologies could lead to products that perform a similar function to ours. These developments could adversely influence operating results of our business.

In many cases, our potential competitors are significantly larger and have greater resources than we do and can better withstand adverse economic conditions. As we sell our systems, we will compete with established corrections industry manufacturers. Competing with these established companies could mean limited acceptance of our products, reducing expected revenues.

Failure to Have Our Systems Accepted in all Types of Facilities Will Result in Reduced Sales

Our future success depends upon the various State and Local Facilities accepting our systems and installing them in their facilities. We must, therefore, anticipate market trends and the price/performance of future corrections needs. We must realize the current production needs and adjust when conditions and markets require these changes. In pursuing these goals, we need to cultivate and maintain strong relationships with our customers and distributors. Doing so will incur significant marketing and sales costs. Failure to develop these relationships will have an adverse affect on our business.

Lower Demand in the Overall Corrections Market Will Result in Lower Demand For Our Products

Demand for our products depends on the requirements of various Federal, State, and Local correctional facilities. If the rate of growth is not sufficient to meet our sales goals, it will have a significant, detrimental effect on our business. Demand for cell detection and/or personal alarm systems may not grow.

Inability to design a Properly Working System Could Increase Our Costs and Delay Production
The design of a cell phone detection system and a personal alarm system is complex. It is possible that a significant defect is not discovered until products are being shipped into the marketplace. Our customers may not purchase our products if they have reliability, quality, or compatibility problems. This delay in acceptance can make it more difficult to retain customers and to attract new ones. Of course, these problems increase costs and delay shipments, adversely affecting operating results.

Failure to Hire Key Personnel Will Have an Averse Affect on Our Business
In order to grow as product sales increase, it is incumbent upon us to find personnel for positions in Sales, Manufacturing, Customer Relations, and additional skilled Engineers. If these positions are not filled with highly skilled professionals it could adversely affect the growth and operating performance of the business.

Market Acceptance of Our Products Depends to a Degree On Our Ability to Get Our Designs To Perform at Continuous High Levels of Efficiency
Users of our products rely upon our products complete functionality. If we do not perform, in a manner that meets the expectations of facilities management, our products will not gain "word of mouth" acceptance and it could have a substantial material affect on our business.

Our Ability to Protect Our Intellectual Property and Proprietary Rights Could Adversely Affect Our Competitive Position
We maintain patents and, to some extent, trade secrets that are used in our products. Our existing patents could be challenged, circumvented, or invalidated by others. We may enter into licensing agreements, which reduce our competitive advantage. Our competitors may develop technologies that are similar or superior to ours; others may duplicate the technology or design around the patents we own. We cannot be sure that others will not misappropriate our technologies.

If we have to defend our intellectual property in the courts, it will take time and resources away from other important business efforts. Any of these developments could have a material adverse affect on our business.

Since our sales are defined in U.S. dollars, increases in the value of the dollar will increase the price of our products so that they become more expensive to customers in that country, leading to a reduction in sales and profitability in that country.

The Principal Stockholders Have Majority Voting Power and May Take Actions That Are Not in the Best Interests of the Minority Stockholders

Immediately after the offering, our executive officers, directors and other principal stockholders will beneficially own 85% of the outstanding common stock. These stockholders will control, via their voting power, substantially all the corporate actions. This influence over our affairs might be adverse to the interests of the minority stockholders. This voting power could have the effect of preventing a change in the control of BINJ Labs. Commencing at the first annual meeting of stockholders, our stockholders will not be able to cumulate their votes in the election of directors, and the holders of the majority common stock present will be able to elect all of our directors.

Q. 16

Our Common Stock Has Not Been Publicly Traded and We Expect the Price of Our Stock Will Fluctuate Substantially

The initial public offering price for BINJ Labs common stock was determined by the board of directors based upon initial pricing of other, similar, offerings. You may not be able to sell your shares at or above the initial offering price due to a number of factors. These factors, not exclusively, are:

- possible fluctuations in operating revenues,
- possible changes in expectations of future revenues,
- analyst outlooks for future BINJ Labs success,
- possible technological advances by others,
- the state of the technology sector, in general.

Due to these factors, the price of our stock may decline and the value of your investment could be reduced.

Part II. Q. 11, 12 – Paragraphs reworded

3. Business and Properties

BINJ Laboratories, Inc. (BINJ Labs) is an innovative technology company that specializes in signal detection, defense electronics, and corrections and public safety communications. The company is committed to inventive thinking and cutting-edge technologies that solve today's critical problems in the following fields:

1) Corrections and Public Safety

CellScan

According to the Federal Bureau of Prisons and various corrections departments nationwide, the most significant problem facing corrections today is the continued unauthorized use of cell phones by inmates. Cell phones are a dangerous connection to the outside world as they allow offenders, especially gang members and organized crime figures, to continue their criminal activity. Some inmates use them to conduct illegal business, while others use them to plan their escape or harass people outside the facility. Due to improved technology, cell phones are smaller and more compact, making them easier to acquire and hide from officials. As a result, states across the country are struggling to find a viable solution to this problem.

In response, BINJ Labs has developed and tested its flagship product, CellScan™, which is an innovative wireless system that detects, tracks and monitors cell phone activity in corrections facilities. Through extensive prison-based field testing, and under the direction of key industry decision makers such as the Federal Bureau of Prisons, the Massachusetts Department of Corrections, and the New York Department of Correction Services, BINJ Labs has created the only wireless cell phone detection system on the market that is specifically geared for the corrections industry.

CellScan identifies and separately reports the signal type (e.g. GSM, CDMA2000, TDMA, IS-95, etc.) of every cell phone being used. It tracks each phone's exact location, and if individuals move with their phones, CellScan indicates starting and ending positions. It can determine between those cell phones being used inside a facility and those that are not.

Q. 30, 31, 32

BINJ Labs currently has successfully installed and tested CellScan in the Norfolk County House of Correction in Dedham, Massachusetts. They system was installed in March 2006 and testing has been successful. Testing will continue in that facility. In mid-August 2006, CellScan will be tested in the Walpole Penitentiary in Walpole, Massachusetts.

CellScan also was tested in a recent visit to the Washington, DC Department of Corrections (DCDOC). The DCDOC was very impressed with CellScan's ability to detect and locate every working cell phone in and around its facility. As a result, BINJ Labs is currently developing a proposal for them and, if accepted, the DCDOC would be the first to purchase our system. Beta systems also are currently scheduled for the New York City Department of for the end of fall 2006.

The system is created with the most effective technology available, yet its design and components make it inexpensive compared to other technologies. It uses little power to operate and its ease of use requires minimal training. Its wireless communications capability minimizes set-up costs because the expense and time of drilling through solid concrete walls are eliminated.

CellScan's wireless sensors are made up of integrated antenna and radio frequency detectors, and a sub-station. The sub-station communicates with the detectors that are placed within a specified area and reports cell phone activity, signal type and location.

Communication between sensors and a sub-station do not require high data rates, so it can operate seamlessly using WI-FI. This also creates a high data rate backbone that can allow for video and other high data rate traffic. BINJ also has developed a wired version of CellScan.

Q. 18

An average 500-cell facility would require 325 sensors, 7 substations and one main console

Q. 19

BINJ anticipates the replacement cost of a sensor to be around $275. BINJ also anticipates reducing the price of its system by combining CellScan, PalScan and BITS into a single sensor.

Currently, there is one company that presents competition in this marketplace. Several companies have developed systems but they are not very effective or in production. The one company that has a demo product is double the cost of CellScan and is exclusively a wired system. As a result, BINJ Labs anticipates that CellScan will be the preferred solution for more than 5,400 facilities nationwide, which represents CellScan's potential target market of more than $466 million.

PalScan and the BINJ Inmate Tracking System (BITS)

According to corrections technologists, the inability to locate staff when they are not at their normal workstation is the number two challenge in corrections. This gap in information is particularly dangerous when individuals cannot be located during emergencies. Existing systems can identify the personnel unit's ID, but only one can display an individual's actual location.

The inability to track in real-time the location of inmates, where they gather, and how they group together also poses a dangerous threat to staff and other inmates. This information is vital in preventing gang activity, violence and prison rape, all issues that are currently being addressed by several national organizations. For instance, the Department of Justice is actively seeking organizations to help reduce the problem of rape in prisons by supporting the Prison Rape Elimination Act (PREA).
Q. 23 & 24

As a result, BINJ Labs is designing PalScan, a personal alarm system for corrections practitioners, and BITS, an inmate tracking system. BINJ Labs projects the corrections market for both systems is greater than $2.3 billion. Current personal alarm systems are priced between $450,000 and $800,000. PalScan and BITS would be competitively priced. In contrast to other personal alarm and inmate tracking systems, this all-in-one system would provide the capability to detect cell phones and their operators. The internal system would provide greater protection to the corrections staff by identifying all inmates in the location of an officer's duress call. BINJ Labs projects that these systems should generate potential sales of between $15 million to $22.5 million per year and could start as early as Year 3.

Integration between CellScan, PalScan and BITS

BINJ is focused on creating the most comprehensive and cost-effective solution for the corrections industry. CellScan, PalScan and BITS are designed to be an integrated communication system. For example, a facility can install a CellScan system initially, and then add PalScan and BITS with minimal additional upgrade costs.

Q. 26

BINJ is working with AVNET, a company that markets, distributes and adds value to a wide variety of electronic components, enterprise computing products and embedded systems; Broadcom, a semiconductor technology company; and LightSpeed, a company also in the semiconductor field. These companies will provide hardware to BINJ Labs for its CellScan, PalScan and BITS products.

2) Military

Navigational Technique Enhancements (NTE)

To determine a target's accurate location, modern battlefield systems depend on Global Positioning Satellites (GPS) to send accurate information on position, velocity, and angle of movement. However, if this system is no longer available, a method that closely approximates the accuracy of the GPS-derived data must be utilized in order to avoid compromising an operation.

This conceptual system would allow military to track key personnel and locate targets regardless of physical conditions, so a planned mission can continue without risking misinformation or exposure. It would interface with mapping systems, data recording, weapons of mass destruction, and chemical sensors. An NTE will also interface with data for time critical targeting of gunfire/rocket propelled grenade events located by the war fighter that requires accurate positioning data.

BINJ Labs anticipates being awarded a $680,000 subcontract to complete initial NTE research on this vital DOD project in the near future. As research progresses, total related contract awards to develop an NTE prototype may exceed $5 million.

3) Homeland Security

BINJ Labs is evaluating comparable marketplaces to apply its CellScan, PalScan and BITS systems. These areas include, but are not limited to, law enforcement agencies, Department of Defense facilities, Department of Defense contractor operations, government offices, schools, universities, hospitals, and businesses with security requirements and/or unauthorized cell phone use concerns.

Q. 27

Marketing and Sales Strategy

BINJ Labs anticipates an extremely high demand for its products once production systems are finalized. To communicate news of progress and success, marketing efforts will include:

- Updating the BINJ Labs website with information and press releases.
- Submitting press releases and contacting relevant media.
- Utilizing electronic media strategies, which include online downloads, banner announcements, solo ezine email pushes, news articles and announcements.
- Attending, exhibiting and presenting at conferences and establishing key strategic alliances by networking with key stakeholders.
- Advertising on other relevant news and information sites and in vertical publications.

BINJ is currently developing a sales strategy that will include a sales force who will work on a commission and base salary. BINJ is also investigating the possibility of utilizing independent partners or value-added sales.

Q. 29

Existing Strategic Relationships

Six potential customers (representing more 200 facilities) have expressed interest in the BINJ Labs CellScan product, including:

- *Corrections Corporation of America;*
- *The Massachusetts Department of Correction;*
- *Maryland Department of Correction;*
- *NY City Department of Correction;*
- *State of New York Department of Correctional Services*;
- *The Norfolk County Sheriffs Department and House of Correction*

Q. 33

Property

BINJ Labs currently holds provisional patents for our design of both CellScan and PalScan. The Provisional patent applications numbers are US60/694,099 and US60/699,281. Patents are important for BINJ because it will allow the company to continue to succeed. Patents will provide the company the opportunity to market its products without the risk of competitors duplicating its efforts. If a competitor were allowed to copy the BINJ Labs products the company's chance for success would be severely limited.

Q. 34, 35

3. Offering Price Factors

The pro forma net tangible book value of BINJ Labs at June 30, 2006 was approximately ($393,130) or ($0.005116) per share. Pro forma net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding. After giving effect to the sale of 15,000,000 shares of our common stock offered by BINJ Labs at an initial public offering price of $0.20 per share, our as adjusted pro forma net tangible book value as of September 30, 2007 will be approximately $2,606,870 or $0.02838 per share. This represents an immediate increase in net tangible book value of $0.033496 per share to existing stockholders and an immediate dilution of $0.17162 per share to new investors purchasing shares of our common stock. The following illustrates the effects of this dilution:

Initial public offering price per share		$0.200000
Pro forma net tangible book value per share at June 30, 2006	($0.005116)	
Increase per share attributable to this offering	$0.033496	
As adjusted pro forma net tangible book value per share after the offering		$0.028380
Dilution per share to new investors in this offering		$0.171620

The following table summarizes on a pro forma basis, as of September 30, 2007, the total number of shares of our common stock purchased from BINJ Labs, the consideration paid, the average price per share paid by existing stockholders and by new investors in this offering:

	Shares Purchased		**Total Consideration**		
	Number	**Percent**	**Amount**	**Percent**	**Price Per Share**
Existing Stockholders	76,841,060	83.67	272,995	8.34	0.028380
New Investors	15,000,000	16.33	3,000,000	91.66	0.200000
Total	91,841,060	100.00	3,272,995	100.00	

As of June 30, 2006, there were no options outstanding.

Q 36, 37, 38

Use of Proceeds

The funds from this offering shall be used for the following if maximum received:

1. Develop complete CellScan, PalScan and BITS systems
    a. By incorporating the design as described in Section 6, new CellScan, PalScan and BITS systems will be developed
    b. This design will require the hiring of certain hardware and software engineers that will, along with the founders, complete the development.
    c. Funds needed will be $500,000 for CellScan and $1,000,000 for PalScan and BITS.

2. Market the concept
    a. During the hardware/software development, a number of sales/marketing personnel will be hired to introduce the new concept to corrections facilities.
    b. A complete sales campaign will be developed to make the administration aware of the benefits of this new product. Funds needed will be $1.5 million.

	If Minimum Sold	**If Maximum Sold**
Total Proceeds	800,000	3,000,000
Less: Offering Expenses		
Copying & Advertising	6,600	11,000
Administrative	3,000	5,000
Net Proceeds	790,400	2,984,000
Use of Net Proceeds:		
CellScan Development	700,000	700,000
PalScan and BITS Development	0	1,000,000
Marketing, Training	0	600,000
Overhead	90,000	680,000
Miscellaneous	400	4,000
Total use of Net Proceeds	(800,000)	(3,000,000)

If the minimum amount of securities ($800,000) is not sold, BINJ will use funds derived from sales of CellScan to partially offset the cost of developing PalScan and BITS.

Q 39

4. Capitalization

BINJ Labs has received $272,995 in funding as of June 30, 2006.

4. Description of Securities

The following securities are being offered for sale:

1. Common Stock – 15,000,000 shares

   a. Dividend rights

      No dividends are contemplated at this time

   b. Voting rights

      All holders of these shares shall have a one-share-one-vote right

   c. Liquidation rights

      In the event of liquidation or dissolution of BINJ Labs, the holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities.

   d. Preemptive rights

      No holder of BINJ Labs common stock shall have preemptive rights to future offerings.

   e. Conversion rights

      None

   f. Redemption rights

      None

   g. Sinking fund provisions

      None

   h. Liability to further calls or to assessment by the issuer

      None

Amount Outstanding

	As of: 6 / 30 / 2006	As Adjusted Minimum	As Adjusted Maximum
Debt:			
Short-term debt (Average interest rate 0%)	$ 6,334	$3,000	$6,500
Long-term debt (average interest rate 6.5%)	$519,517	$519,517	$300,000
Total debt	$525,851	$522,517	$306,500
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)	$0	$0	$0
Common stock — par or stated value	$7,684	$8,084	$9,184
Additional paid in capital	$272,995	$1,072,995	$3,272,995
Retained earnings (deficit)	$(673,809)	$(673,809)	$(673,879)
Total stockholders equity (deficit)	$(393,130)	$407,270	$2,608,300
Total Capitalization	$(393,130)	$407,270	$2,608,300

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
0	0	0

Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $0.0001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

Q, 40, 41, 42, 43

Plan of Distribution

(a) List the jurisdictions in which the securities are to be offered by underwriters, dealers, or salespersons.

Not Applicable. Issuer will sell the Securities.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Securities will be offered from the BINJ Labs Quincy, Massachusetts headquarters through its web site, www.binjlabs.com. The BINJ Labs website is currently operational and is developed and updated in-house.

Because the web's world wide scope, the issuer will have no control over who sees its website. The issuer may have difficulty in determining where the purchaser of the prospective securities resides or is physically located. Pursuant to Commission Release No. 33-7233 (October 6, 1995), if the document is provided on an Internet website, however, separate notice would be necessary to satisfy the delivery requirements unless the issuer can otherwise evidence that delivery to the investor has been satisfied or the document is not required to be delivered under the federal securities laws.

To market the shares, BINJ Labs will generate interest by placing a prospectus on its website.

The web site will be arranged in such a way that no prospective investor can subscribe to the shares unless he or she certifies that he has read the prospectus, which is on the World Wide Web. BINJ Labs may also solicit invitations through direct e-mail, but in each case, these direct e-mail solicitations will refer the recipient to the World Wide Web site so that it will effectively be impossible to subscribe to the shares unless the subscriber has at least seen the prospectus or offering circular on the web site.

Prospective purchasers will also have the option of receiving a paper prospectus in the mail, if they so choose.

(c) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

Reference Item 5 above.

5. Dividends, Distributions and Redemptions

As above in 7.

Q. 44

DIRECTORS OF THE COMPANY

List the full names and business and residential addresses, as applicable, for the following persons:

Issuer's Directors

Joe Noonan
Age 46
(Home)
28 Bridle Lane
Scituate, MA 02066
(Business)
159 Burgin Pkwy.
Quincy, MA 02169

Barry Nadler
Age 63
(Home)
10833 97th St. N
Largo, FL 33773
(Business)
159 Burgin Pkwy.
Quincy, MA 02169

James Noonan
Age 47
(Home)
19 Old Forge
Scituate, MA 02066
(Business)
159 Burgin Parkway
Quincy, MA 02169

Issuer's Officers:

Joe Noonan
Age 46
(Home)
28 Bridle Lane
Scituate, MA 02066
(Business)
159 Burgin Pkwy.
Quincy, MA 02169

Barry Nadler
Age 63
(Home)
10833 97th St. N
Largo, FL 33773

(Business)
159 Burgin Pkwy.
Quincy, MA 02169

James Noonan
Age 47
(Home)
19 Old Forge
Scituate, MA 02066
(Business)
159 Burgin Parkway
Quincy, MA 02169

Principal Stockholders

Jules Insler
1 Highview Ave.
Bergenfield, NJ 07621

Joe Noonan
Age 46
(Home)
28 Bridle Lane
Scituate, MA 02066
(Business)
159 Burgin Pkwy.
Quincy, MA 02169

Barry Nadler
Age 63
(Home)
10833 97th St. N
Largo, FL 33773
(Business)
159 Burgin Pkwy.
Quincy, MA 02169

James Noonan
Age 47
(Home)
19 Old Forge
Scituate, MA 02066
(Business)
159 Burgin Parkway
Quincy, MA 02169

Screened Images
159 Burgin Parkway
Quincy, MA 02169

Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No

Explain:
The three co-founders of BINJ LABS, Joseph Noonan, Barry Nadler and Jules Insler, are electronics engineers and entrepreneurs with 75 years combined experience in the design of advanced systems, primarily in the defense aerospace sector. Working for a leading defense contractor, the founders successfully completed design and development projects of complex electronics systems integrating various communications technologies including: Radar warning receives, electronic counter measures units; digital engineering and processing, Ethernet networks, and various other electronics technologies. The founders' work has led to numerous patentable designs. While much of the prior work involves classified systems, as a team, the founders have proven successful in taking complex designs from concept to prototype in a highly compressed time frame. In addition to their engineering prowess, the founders are successful entrepreneurs, bringing complimentary business and management skills to the endeavor.

Joseph Noonan, the CEO, is an electrical engineer and lawyer; and he also holds a Master's Degree in CIS. In 1995, he formed a multimedia company, Screened Images, Inc., which owns and maintains the dominant e-commerce and Distance Learning portal in the $54 billion corrections industry controlling 90% of the traffic in the sector.

Barry Nadler, the company's Director of Development, is a scientist and electrical engineer with over 25 years of development and system integration experience for the electronic systems industry. Previously, Mr. Nadler worked for Loral Electronic Systems.

Jules Insler, the team's chief scientist has more than 30 years experience as an electrical engineer with specific expertise in imbedded computer systems. Mr. Insler is responsible for many military related inventions (primarily owned by the U.S. Government due to the classified nature of his work) and is one of the named inventors on the original patent for the Laser Printer.

Q. 45

Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name and address of owner	Title	Address	Class of Shares	Average Price Per Share	Number of Shares Now Held	Total # of shares distributed	% of Total	No. Shares After Offering if All Securities Sold	% of total
Joe Noonan	CEO	159 Burgin Pkwy Quincy, MA 02169	Common	$.02838	20,000,000	76,841,060	26%	20,000,000	21.8%
Jules Insler	CTO	1 Highview Ave. Bergenfield, NJ 07621	Common	$.02838	20,000,000	76,841,060	26%	20,000,000	21.8%
Barry Nadler	Director of Development	10833 97th St. N Largo, FL 33773	Common	$.02838	20,000,000	76,841,060	26%	20,000,000	21.8%
Screened Images	N/A	159 Burgin Pkwy Quincy, MA 02169	Common	$.02838	10,075,000	76,841,060	13.1%	10,000,000	11%

Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 63,000,000 shares (82% of total outstanding)

After offering:
a) Assuming minimum securities sold: 63,000,000 shares (78.3% of total outstanding)

b) Assuming maximum securities sold: 63,000,000 shares (68.6% of total outstanding)

(Assume all options exercised and all convertible securities converted.)
INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

Q. 47

Management Relationships, Transactions and Remuneration

James Noonan and Joe Noonan are brothers.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Q. 48, 49

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0	$0
Chief Operating Officer	$0	$0
Chief Accounting Officer	N/A	N/A
Key Personnel:		
CTO	$104,000	$0
Others:	$0	$0
Total:	$104,000	$0
Directors as a group (5)	$104,000	$0

(b) If remuneration is expected to change or has been unpaid in prior years, explain: N/A

(c) If any employment agreements exist or are contemplated, describe: N/A

Litigation: None

Federal Tax Aspects: N/A

Miscellaneous Factors: None

Financial Statements

The first and only fiscal year end December 31, 2005 financial statements and footnotes are presented on separate pages as follows:

a. Balance Sheet
b. Statement of Operations (Income Statement)
c. Statement of Cash Flows
d. Statement of Shareholder's Equity
e. Notes to Financial Statements

Binj Laboratories, Inc.
Trial Balance
As of 06/30/06

	As of 6/30/06	
Assets	**DR**	**CR**
Current Assets		
Cash – Eastern Bank	2,428.58	
Cash – Schwab	100.00	
Pre-Production Inventory	111,856.04	
Total Current Assets	114,384.62	
Fixed Assets		
Office Equipment	3,353.00	
Dell Computers	7,763.80	
Furniture	900.00	
Accumulated Depreciation		161.00
Start-up Costs	6,499.00	
Accumulated Amortization		18.00
Total Fixed Assets	18,336.80	
Total Assets	132,721.42	
Liabilities		
Current Liabilities		
Accounts Payable		6,334.07
Total Current Liabilities		6,334.07
Long Term Liabilities		
Due to Jules Insler		24,000.00
Due to Barry Nadler		131,712.00
Due to Screened Images, Inc.		363,805.00
Total Long Term Liabilities		519,517.00
Equity		
Common Stock		7,684.11
Paid-In Capital		272,995.48
Retained Earnings	367,503.22	
Net Income	306,306.02	
Total Equity	393,129.65	
Total Liabilities & Equity		132,721.42

Expense	
Advertising	88.73
Auto Expense	172.86
Bank Fees	32.00
Bookkeeping	780.00
Dues & Subscriptions	69.00
Payroll	66,747.98
Parts	26,996.33
Interest Expense	33.96
Legal Fees	694.00
Lab Test	1,500.00
Office Expense	839.06
Postage & delivery	5,686.03
Taxes	60.00
Telephone	875.00
Travel	4,825.36
Entertainment	2,554.68
Contract Labor	194,351.03
Total Expenses	306,306.02
Net Income	306,306.02

Binj Laboratories, Inc.
Statement of Cash Flows
As of 06/30/06

Sources of Cash				
Operations:				
Net Income (Loss)		(306,306)		
Add: Deductions not decreasing				
Cash				
Investment	47,045			
Adjustment to Retained Earnings	(182,521)	(135,476)		
		(441,782)		
Deduct: Additions not increasing				
Cash				
Credit Card Payable	(807)			
Accounts Payable	(6,880)	(7,687)	(449,469)	
Funds Provided by:				
Loans From Stockholders		459,805		
Issuance of Common stock at par (Stockholders)		186		
Stock Sales		44,967	504,958	55,489
Funds Used by:				
Purchase of Equipment			6,672	
Increase in Inventory			111,856	118,528
Decrease in cash				(63,039)
Change in cash balance:				
Cash balance, 12/31/2005				65,467
Cash balance, 06/30/2006				2,428
Decrease in cash				(63,039)

Binj Laboratories, Inc.
Statement of Shareholder's Equity
For Period Ended 6/30/2006

Unappropriated Retained Earnings, 06/30/06	(184,982)
Common Stock, 0.0001 par value, 100,000,000 issued, 76,841,060 outstanding	7,684
Paid in Capital	272,995
Adjustment to Retained Earnings	(182,521)
Net Income / (Loss), 06/30/06	(306,306)
Total Equity, 06/30/06	(393,130)

Binj Laboratories, Inc.
Notes to Financial Statements
As of 6/30/2006

1) Binj is in the development phase and as of the date of this report, has not commenced the sale of Cell-Scan™ or any other product.

2) No estimates were used in the preparation of the Financial Statements

3) A "friends and family" round of equity generation was completed prior to the filing of (this) Form 1-A

4) Office furniture and computers were purchased as Capital equipment

5) Accounting Policies:
Depreciation is Tax Basis
Start-up costs are amortized over 60 months
Property, Plant and Equipment is stated at cost
Earnings per share is calculated by dividing earnings available by average common shares. Since normal operations have not yet begun, earnings per share will not be included in this report.

Q. 60

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes: N/A

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible: N/A.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: N/A %. What is the anticipated gross margin for next year of operations? Approximately 26%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the

industry, indicate these figures and the source or sources from which they are obtained.

50. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0%.

Explain the nature of these sales, including any anticipated changes:

Summary Financial Data

BINJ Laboratories, Inc. has not sold any products or entered into agreements with corrections facilities. Financial information only reflects operations towards the development of patents and a corporate structure.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, There unto duly authorized, in the City of QUINCY, State of MA, on SEPTEMBER 12, 2006.

BINJ Laboratories, Inc.

By ______________________

Joseph Noonan, President & CEO